Filing under Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Filing by: Media General, Inc.

Subject Company: Media General, Inc.

Commission File No. of Media General, Inc.: 001-06383

Date: October 7, 2015

The following communication was sent to the employees of Media General, Inc. on October 7, 2015:

Dear Team:

We recognize that there has been a considerable amount of media coverage and speculation regarding Media General.  It is important to remember that the only statements or updates you should rely on are those that come directly from Media General.

As we noted in our October 5, 2015 press release, our Board is carefully reviewing and considering the unsolicited proposal from Nexstar, received on September 28, 2015, to determine the course of action that it believes is in the best interests of the Company and its shareholders.  To this end, the Company recently retained additional financial and legal advisors to assist the Board in its evaluation of the Nexstar proposal.   The Board continues to recommend the proposed transaction with Meredith.

We are committed to keeping you updated as events progress. It remains business as usual at Media General and it is imperative for all of us at Media General to deliver on our strategic plan for the year.

As always, it is important that we speak with one voice.  As such, please forward any media or investor inquiries you may receive to Courtney Guertin at cguertin@mediageneral.com.

On behalf of the Board and management team, I want to thank you again for your continued focus and commitment to Media General.  Your hard work and dedication is the backbone of our continued success.

Sincerely,

Vince Sadusky

President and CEO

NO OFFER OR SOLICITATION

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is not a solicitation of a proxy from any shareholder of Media General, Inc. (“Media General”). In connection with the Agreement and Plan of Merger by and among Media General, Montage New Holdco, Inc. (to be renamed Meredith Media General Corporation after closing) (“Meredith Media General”), Meredith and the other parties thereto (the “Merger”), Media General and Meredith Media General intend to file relevant materials with the Securities and Exchange Commission ("SEC"), including a Registration Statement on Form S-4 filed by Meredith Media General that will contain a joint proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDIA GENERAL, MEREDITH, MEREDITH MEDIA GENERAL AND THE MERGER. The Form S-4, including the joint proxy statement/prospectus, and other relevant materials (when they become available), and any other documents filed by Media General and Meredith Media General with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. The documents filed by Media General and Meredith Media General may also be obtained for free from Media General’s Investor Relations web site (http://www.mediageneral.com/investor/index.htm) or by directing a request to Media General’s Investor Relations contact, Courtney Guertin, Director of Marketing & Communications, at 401-457-9501.

PARTICIPANTS IN THE SOLICITATION

Media General and its respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of Media General in connection with the Merger. Information about Media General’s directors and executive officers is available in Media General’s definitive proxy statement, dated March 13, 2015, for its 2015 annual meeting of shareholders. Other information regarding the participants and description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4 and the joint proxy statement/prospectus regarding the Merger that Meredith Media General will file with the SEC when it becomes available.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Media General, Meredith and Meredith Media General's control.

Statements in this communication regarding Media General that are forward-looking are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond the control of Media General.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur Media General assumes no duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.